                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934


For the year ended       DECEMBER 31, 2003
                   -------------------------------------

                                OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934


For the transition period from             to
                               -----------    ----------

Commission file number       333-98681
                       ---------------------------------




                RETIREMENT SAVINGS PLAN OF CONOCOPHILLIPS COMPANY
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)




600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                    77079
(Address of principal executive office)                        (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the Retirement Savings Plan of ConocoPhillips Company, filed as a part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23 Consent of Independent Registered Public Accounting Firm.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   RETIREMENT SAVINGS PLAN OF
                                   CONOCOPHILLIPS COMPANY



                                     /s/ J. W. Sheets
                                -------------------------------
                                         J. W. Sheets
                                Plan Financial Administrator

June 28, 2004

INDEX TO FINANCIAL STATEMENTS                         RETIREMENT SAVINGS PLAN OF
AND SCHEDULES                                             CONOCOPHILLIPS COMPANY

                                                                           Page

Report of Independent Registered Public Accounting Firm ..................   3


Financial Statements

  Statement of Net Assets Available for Benefits
    at December 31, 2003 and 2002........................................    4


  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2003 .................................   5


  Notes to Financial Statements .........................................    6


Supplemental Schedules*

  Schedule of Assets (Held at End of Year) as of
    December 31, 2003, Schedule H, Line 4i .............................   11

  Schedule of Reportable Transactions for the Year Ended
    December 31, 2003, Schedule H, Line 4j .............................   12


Exhibit Index ..........................................................   13


* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Savings Plan Committee
Retirement Savings Plan of ConocoPhillips Company

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of ConocoPhillips Company (Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Retirement Savings Plan Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Committee. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                      /s/ ERNST & YOUNG LLP
Houston, Texas                        ERNST & YOUNG LLP
June 28, 2004

STATEMENT OF NET ASSETS                               RETIREMENT SAVINGS PLAN OF
AVAILABLE FOR BENEFITS                                    CONOCOPHILLIPS COMPANY



                                                          Thousands of Dollars
                                                          --------------------
At December 31                                              2003        2002
                                                          --------------------

ASSETS
Investments
  Insurance contract, Fixed Investment Fund                $6,294       6,864
  Plan interest in Master Trust                               101          --
  ConocoPhillips Common Stock                                  --         546
-----------------------------------------------------------------------------

Total Assets                                                6,395       7,410
-----------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                          $6,395       7,410
=============================================================================


See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET                          RETIREMENT SAVINGS PLAN OF
ASSETS AVAILABLE FOR BENEFITS                            CONOCOPHILLIPS COMPANY


                                                                     Thousands
Year Ended December 31, 2003                                         of Dollars
                                                                     ----------

ADDITIONS

Investment Income
  Interest and dividends                                                 $  343
  Plan interest in Master Trust,
    ConocoPhillips Stock Fund                                                79
-------------------------------------------------------------------------------
                                                                            422
-------------------------------------------------------------------------------

Total                                                                       422
-------------------------------------------------------------------------------

DEDUCTIONS

Distributions to
  participants or their
  beneficiaries                                                           1,437
-------------------------------------------------------------------------------

Total                                                                     1,437
-------------------------------------------------------------------------------

NET CHANGE                                                               (1,015)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of Year                                                         7,410
-------------------------------------------------------------------------------

End of Year                                                              $6,395
===============================================================================


See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                         RETIREMENT SAVINGS PLAN OF
                                                          CONOCOPHILLIPS COMPANY

NOTE 1--PLAN DESCRIPTION

The following description of the Retirement Savings Plan of ConocoPhillips Company is subject to and qualified by the more complete information appearing in the Plan document.

GENERAL

This Plan was formerly known as the Retirement Savings Plan of Phillips Petroleum Company. The name was changed on June 1, 2003 to the Retirement Savings Plan of ConocoPhillips Company.

The Plan is a defined contribution plan sponsored by ConocoPhillips Company (Sponsor) for any domestic subsidiary or division that the Sponsor approves for participation in the Plan and that has adopted and become a party to the Plan for the current participation of their active employees (Participating Employer). The Plan had no Participating Employers in 2003 and 2002, and is currently considered to be inactive.

Generally, employees of a Participating Employer become a participant after completing a six-month period of service of 500 or more hours. Participation in the Plan by each eligible employee is mandatory.

CONTRIBUTIONS

There are currently no contributions into the Plan.

Plan assets consist of the Stock Fund, the Fixed Investment Fund and the Temporary Investment Fund. Investments for each fund are: Stock Fund (common stock of ConocoPhillips, the parent of the Sponsor), Fixed Investment Fund (an insurance contract with Travelers Insurance Company (Travelers) under which Travelers guarantees repayment of the principal paid to it and a minimum effective rate of interest thereon as determined by Travelers annually), and Temporary Investment Fund (specified short-term securities--currently, this Fund is inactive). The Trustee for all Plan assets is Vanguard Fiduciary Trust Company (Vanguard). The interests of participants in each fund are represented by units allocated to them.

Earnings are paid into the Stock Fund or the Fixed Investment Fund as directed by the participant. The Plan allows limited transfers between the Stock Fund and the Fixed Investment Fund.

VESTING

Participant contributions are vested at all times, and Participating Employer contributions become fully vested on the earliest of the following dates: (a) upon attainment of age 65 or upon normal retirement; (b) upon completing five years of vesting service; (c) upon death; (d) upon becoming totally and permanently disabled; (e) upon being laid off for lack of work; (f) upon termination or partial termination of the Plan or discontinuance of Participating Employer contributions; or (g) upon certain other events.

Partial vesting in Participating Employer contributions takes place in one year increments, with complete vesting after five years of vesting service. A participant who made deposits can withdraw any amount attributable to those deposits. Withdrawals of deposits can be made only once each six months. Suspensions of employee deposits for three and six months apply for partial and complete withdrawals, respectively.

DISTRIBUTIONS

A participant's interest in the contributions of a Participating Employer becomes available for distribution upon specified events, including termination of employment or retirement. Termination of employment results in forfeiture of Participating Employer contributions if a participant's interest attributable to those Participating Employer contributions is not vested. Forfeitures are used to reduce employer contributions. A participant who retires can generally postpone distribution until no later than the first valuation date in October of the year age 69 was attained. Effective January 1, 2003, the distribution postponement age was changed to 70 1/2.

Distributions from the Fixed Investment Fund are made in cash while those from the Stock Fund are in whole shares of ConocoPhillips common stock, plus cash for fractional shares, unless the participant directs that the distribution be wholly or partially in cash. Distribution in the form of an annuity is also available, as set forth in the Plan.

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination.

ADMINISTRATION FEES

The Plan is administered by the Retirement Savings Plan Committee, a Plan Financial Administrator and a Plan Benefits Administrator. The members of the Committee are appointed by the Board of Directors of the Sponsor. The Plan Financial Administrator and Plan Benefits Administrator are the persons who occupy, respectively, the ConocoPhillips positions of Treasurer and Compensation and Benefits Manager. The Committee has power to interpret the Plan and the Plan Benefits Administrator has the authority to determine eligibility for benefits. The Plan Financial Administrator has the responsibility to manage and control the assets of the Plan in accordance with the terms of the Plan. The Plan pays all reasonable expenses necessary for the operation of the Plan, unless such expenses are paid by the Sponsor. Fees paid by the Sponsor are not reflected in the Plan's financial statements.

TRUST AGREEMENTS

On January 1, 2003, ConocoPhillips entered into a Master Trust Agreement which was superceded by a Master Trust Agreement dated October 3, 2003, both with Vanguard Fiduciary Trust Company, as Trustee. These trust agreements provide for the administration by the Trustee of the ConocoPhillips Stock Fund.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Withdrawals and distributions are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles require estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from the estimates and assumptions used.

NOTE 3--INVESTMENTS

Common stock of ConocoPhillips is valued at the closing quoted market price on the valuation date. The value of the insurance contract is recorded at contract value, which approximates fair value, and represents contributions, plus interest credited, less distributions. The money market fund is valued at the current redemption price determined by the Trustee.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 4--NON-PARTICIPANT-DIRECTED INVESTMENTS

The only non-participant-directed investments in the Plan are held in the Fixed Investment Fund, which also holds participant-directed investments. The investment activity cannot be segregated between participant and non-participant directed transactions.

Information about the net assets and the significant components of the changes in net assets relating to the Fixed Investment Fund is as follows:


                                                           Thousands of Dollars
                                                           --------------------
At December 31                                                2003         2002
                                                           --------------------



Net Assets:
  Fixed Investment Fund                                     $6,294        6,864
===============================================================================

Changes in Net Assets during Year Ended
   December 31, 2003:
    Interest and dividends                                               $  343
    Distributions to participants
       or their beneficiaries                                              (913)
-------------------------------------------------------------------------------
  Net decrease                                                             (570)
  Beginning of year                                                       6,864
-------------------------------------------------------------------------------
End of year                                                              $6,294
===============================================================================



NOTE 5--TAX STATUS

The Internal Revenue Service (IRS) determined on July 3, 2002, that the Plan was qualified under Section 401(a) of the Internal Revenue Code of 1986 and the Trust was exempt from federal income tax under Section 501(a). Subsequent amendments have been adopted, but are not expected to affect the qualified status of the Plan. The Committee is not aware of any activity that would affect the qualified status of the Plan.

NOTE 6--INSURANCE CONTRACT

The average yield and crediting interest rate of the Fixed Investment Fund insurance contract was 5.25 percent in 2003 and 5.60 percent in 2002. The crediting interest rate, which is determined by Travelers, is reset annually, with the new rate going into effect on January 1 of each year. There is no contractually guaranteed minimum interest rate and the contract with Travelers does not provide a basis for determining the crediting interest rate. The crediting interest rate for 2004 will be 4.55 percent.

NOTE 7--PARTY-IN-INTEREST TRANSACTIONS

The majority of the Plan's assets are invested in an insurance contract with Travelers, qualifying transactions between the Plan and Travelers as party-in-interest transactions. Certain Plan assets are invested in ConocoPhillips stock. Because

ConocoPhillips is the parent of the Sponsor, transactions involving ConocoPhillips stock qualify as party-in-interest transactions. In addition, any investments in the Temporary Investment Fund would be managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions would also qualify as party-in-interest transactions. All of these types of transactions are exempt from the prohibited transaction rules.

NOTE 8--MASTER TRUST (CONOCOPHILLIPS STOCK FUND)

The ConocoPhillips Stock Fund is comprised of ConocoPhillips stock held in a Master Trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan and the ConocoPhillips Store Savings Plan. Each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 00.01% as of December 31, 2003.

Master Trust net assets were $1.4 billion and $0.0 as of December 31, 2003 and December 31, 2002, respectively. Investment income for the Master Trust was $335.2 million and $0.0 for years ending December 31, 2003 and December 31, 2002, respectively, and included interest and dividend income, and appreciation.

NOTE 9 -- SUBSEQUENT EVENTS

On June 18, 2004, Travelers Insurance Company was notified that the Sponsor intends to terminate the contract with Travelers on July 9, 2004. The Sponsor intends to replace the Travelers Fixed Investment Fund with the Stable Value Fund, which is part of a Master Trust, on July 9, 2004.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)              RETIREMENT SAVINGS PLAN OF
SCHEDULE H, LINE 4I                                       CONOCOPHILLIPS COMPANY
                                                        EIN 73-0400345, PLAN 010

At December 31, 2003


(a, b) Identity of   (c) Description of investment   Thousands of Dollars
issue, borrower,     including maturity date,        ---------------------------
lessor, or similar   rate of interest, collateral,  (d) Historical   (e) Current
party                par or maturity value                    Cost         Value
------------------   -----------------------------  --------------    ----------


The Travelers        Group Annuity Contract
  Insurance Company*   GR-10462, Fixed
                       Investment Fund                     $6,295         $6,294
--------------------------------------------------------------------------------
                                                           $6,295         $6,294
================================================================================

*Party-in-interest

SCHEDULE OF REPORTABLE TRANSACTIONS                  RETIREMENT SAVINGS PLAN OF
SCHEDULE H, LINE 4J                                      CONOCOPHILLIPS COMPANY
SERIES OF TRANSACTIONS IN                              EIN 73-0400345, PLAN 010
  EXCESS OF 5 PERCENT OF
  NET ASSETS
  (CATEGORY III)

Year Ended December 31, 2003


                                                   Thousands of Dollars
                                        ---------------------------------------

(a, b) Identity of
party involved and                      (c) Value of   (d) Value   (i) Net gain
description of asset                       purchases*   of sales*      or (loss)
-----------------------                 ------------   ---------   ------------

The Travelers Insurance

  Company                                    $343         $913           $-
-------------------------------------------------------------------------------

* This was also the cost of purchases and current value of sales at time of transaction.

Columns (e), (f), (g) and (h) are not applicable.

There were no category (i), (ii) or (iv) reportable transactions during 2003.

EXHIBIT INDEX                                         RETIREMENT SAVINGS PLAN OF
                                                          CONOCOPHILLIPS COMPANY



EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------


23          Consent of Independent Registered Public Accounting Firm.
